

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2022

Matthew Diamond
Chief Financial Officer
Hudson Global, Inc.
53 Forest Avenue, Suite 102
Old Greenwich, CT 06870

> **Re: Hudson Global, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 30, 2022**
> **File No. 333-265936**

Dear Mr. Diamond :

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Janice Adeloye at 202-551-3034 or Taylor Beech at 202-551-4515 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services